UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

OTTER TAIL CORPORATION

(Name of Issuer)

Common Shares, par value $5.00 per share

(Title of Class of Securities)

689648103

(CUSIP Number)

Laurie Smiley, Esq.

Tara Keating Brooks, Esq.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

July 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY STATEMENT

This Amendment No. 10 to Schedule 13D (“Amendment”) relates to the Common Shares, par value $5.00 per share, of Otter Tail Corporation (the “Issuer”).  Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) jointly file this Amendment to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on January 22, 2009, as amended on April 15, 2009, May 5, 2009, July 2, 2009, October 7, 2009, June 29, 2010, August 3, 2010, November 4, 2011, December 13, 2011 and January 9, 2012 (the “Schedule 13D”).  Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 13, 2012, the Issuer prepaid in full its outstanding $50,000,000 Senior Note due November 30, 2017 (the “Cascade Note”) issued pursuant to the Note Purchase Agreement dated as of February 23, 2007 (as amended, the “Note Purchase Agreement”) between the Issuer (as assignee of Otter Tail Power Company, formerly known as Otter Tail Corporation) and Cascade.  Immediately before the prepayment, the Cascade Note bore interest at 8.89% annually.

The price paid by the Issuer to prepay the Cascade Note was $63,030,931, which includes the principal amount of the Cascade Note, plus accrued interest to July 13, 2012 of $530,931 and an agreed premium of $12,500,000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2012	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger

		Title:	Attorney-in-fact for Michael Larson, Business Manager (2)

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger

		Title:	Attorney-in-fact for William H. Gates III(3)

	* By:	/s/Alan Heuberger
Alan Heuberger

(1) This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated January 21, 2009 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer’s predecessor filed on January 22, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to the Reporting Persons’ Schedule 13D with respect to the Issuer’s predecessor on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to the Amendment No. 1 to the Reporting Persons Schedule 13D with respect to the Issuer’s predecessor on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.